Exhibit 99.6

ARBITRATION UNDER ALASKA ARBITRATION ACT

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, and GOLDRICH NYACAU PLACER, LLC, Claimants, v. NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC, Respondents.	)))))))))))) ) ) )	ORDER ON RESPONDENTS’ MOTION TO CONFIRM JUDGMENT

GOLDRICH NYACAU PLACER, LLC,

NYACAU, LLC,

DR, J. MICHAEL JAMES, and

BEAR LEASING, LLC,

Counterclaimants,

v.

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, WILLIAM SCHARA, STEPHEN VINCENT, DAVID ATKINSON, CHARLES BIGELOW, KENNETH EICKERMAN, WILLIAM ORCHOW, MICHAEL RASMUSSEN, THEODORE SHARP, JAMES DUFF,
RICHARD WALTERS,

Counterclaim Respondents.

))))))))))))))))))))) ) ))

On March 12, 2019, Respondents filed a motion in the Alaska state court to confirm portions of the Partial Final Award, including the Panel’s award of $377, 253 in damages and pre-award interest against Goldrich for failing to pay for 2012 reclamation expenses incurred in its behalf and at its request.   Claimants countered with an “Application for

Modification and Correction of Arbitration Award, for Vacation of Award, or for Resubmission to Arbitration Panel for Clarification”, requesting an order from the court, under the Alaska Arbitration Act, that the damages awarded for unpaid 2012 reclamation expenses were to be paid to GNP, not NyacAU, and that the Panel clarify the appropriate amount of damages and interest to be paid.

On March 12, 2020, Respondents filed a “Partial Opposition” to Claimants’ application, which stated that Respondents did not oppose remand of the issues regarding the $377,253 award to the Panel for clarification.  This position was reiterated in Respondents’ subsequent briefing, wherein they confirmed their agreement that the Panel has unrestricted jurisdiction to decide the above issues regarding 2012 reclamation damages:  “Since NyacAU and Goldrich have agreed to resubmit the claim regarding the 2012 reclamation expenses, totaling $377,253 to the Panel, the Panel has jurisdiction to reconsider this matter, regardless of the jurisdictional limits prescribed in AS 090.43.510”.

Based on the parties’ judicial submissions, the court issued an order on March 20, 2020, as follows:

“Based on the parties’ agreement, the court grants the request to resubmit a claim to the arbitrator to clarify section VII (paragraphs 104-110) of the Partial Final Award related to Claimants’ claim of Overcharges for 2012 reclamation.  Specifically, the arbitration panel is requested to clarify the specific amounts owed under this section, including any pre-Award interest, together with identification of the specific entity entitled to recover such amounts.”

This ruling triggered a motion by Respondents to “Confirm Judgement” of the Panel in the Partial Final Award, in accord with the court’s directive.  In considering whether it had jurisdiction to consider Respondents’ motion, the Panel issued a ruling, which is incorporated into this order by reference, that it had jurisdiction to clarify the issues raised by Claimants in their court application, and later ordered by the court, concerning the entity to which the damages awarded for 2012 reclamation expenses are to be paid, as well as the appropriate amount of damages and interest, without regard to the strictures of the Alaska Arbitration Act governing the modification, correction, and clarification of final awards.  Having now reviewed further briefing and evidence submitted by the parties on these issues, the Panel issues this order on the merits of Respondents’ motion.

The Parties’ Further Briefing on the Merits of Respondents’ Motion

Consistent with the court’s order and the Panel’s ruling on jurisdiction, the parties have comprehensively briefed the merits of the issue. Respondents contend that the Panel’s finding should not be changed, but interpreted as holding that Goldrich is liable for damages, plus prejudgment interest to NyacAU--not GNP-- in the amount of $377,253, based  on the following arguments:

(i)Section 21 of the Assignment of Claims Lease, and Section 32 of the Term Sheet. obligate GMC (Goldrich’s parent corporation) to indemnify GNP, Goldrich and NyacAU for costs and expenses arising from any permit violation, which includes the violation by Goldrich of its general permit for mining operations in 2009-2010 by failing to reclamate the site after operations were completed;

(ii)Section 8.1 of the Operating Agreement obligates Goldrich and GNP to indemnify NyacAU with regard to actions performed for the benefit of GNP;

(iii)although GNP in fact did invoice Goldrich for the 2012 reclamation work, the work was performed by NyacAU for Goldrich’s benefit;

(iv)in management meetings held in 2014 and 2015, Goldrich made admissions that the fair costs of the 2012 reclamation work should be paid to NyacAU;

(v)in response to an alternative argument by Goldrich, NyacAU claimed it would be inequitable to limit Goldrich’s liability to 50 % of the 2012 reclamation costs, and also contrary to Goldrich’s assertion that it is not responsible for 50% repayment of LOC 1.

Claimants’ respond that the Partial Final Award mistakenly awarded costs of the 2012 reclamation, plus interest, to NyacAU, rather than GNP, and that both the amount of damages and interest awarded should be reduced, citing to the following evidence:

(i)In its response and counterclaim to Claimants’ claim that Goldrich was overcharged for 2012 reclamation work (by $291,000), Respondents alleged that Goldrich owes GNP $329,157 for 2012 reclamation work; that GNP (primarily through its employee Ronald Cox) performed the 2012 work; that GNP sent an invoice for the work to Goldrich; and that GNP incurred additional costs for the work of $46,066, as reported by Respondents’ damages expert, Ron Greisen;

(ii)GNP invoiced Goldrich for the 2012 reclamation expenses GNPs employees performed 2012 reclamation work, which was acknowledged by Respondents’ expert, Ron Greisen, in testimony at the arbitration hearing (Claimants’ brief, Exhs. A and B);

(iii)GNP sent out the invoice for the work to Goldrich on 4/30/14 (Claimants’ brief, Exh. C);

(iv)Respondents’ expert, Ron Greisen, opined, based on GNP’s books of account, that GNP had performed the 2012 reclamation work (Claimants’ brief, Exh. D);

(v)GNP’s books show the 2012 reclamation work, and associated expenses, as GNP costs and the unpaid work as an account receivable (Claimants’ brief, Exh. E); and

(vi)the entry in 2018 on GNP’s books for an additional $48,096.00 for 2012 reclamation expenses, was never invoiced to Goldrich, and therefore should not be charged, or, at least, should not have an interest award attached to it; and

(vii)since the 2012 reclamation expense was added to LOC 1, awarding NyacAU 2012 reclamation expenses would create a double recovery.  Claimants also resurrect an argument made at the arbitration hearing that Goldrich had been damaged in the amount of $291,000.00 by NyacAU overcharging Goldrich for 2012 reclamation work.  However, this issue is the court’s directive, and therefore beyond the Panel’s jurisdiction to consider.

Respondents raise the following arguments in reply:

(i)Goldrich offered no objection or rebuttal to the additional 2012 reclamation costs and expenses calculated by Ron Greisen;

(ii)Goldrich’s violation of its general permit was an impediment to mining by GNP, so the 2012 reclamation expense was not a legitimate LOC 1 item;

(iii)Had Goldrich paid the reclamation invoice to GNP in 2014, GNP would have promptly reimbursed NyacAU.  Goldrich should not now benefit for having improperly refused to pay the invoice;

(iv)NyacAU charged the 2012 reclamation expenses to LOC 1 only because Goldrich refused to pay them.  If, as it proper, NyuacAU is awarded damages for the expenses, it will reduce LOC 1 accordingly to avoid a double recovery; and

(v)If NyacAU is not awarded all damages, plus interest, arising from its 2012 reclamation work, it should be awarded at least 50% of such damages, to help pay GNP’s liabilities in liquidation.

The Panel’s Ruling on the Merits

Claimants have presented substantial evidence which shows that the parties intended to have the 2012 reclamation work performed by GNP, and did so.  Respondents cite very little evidence to the contrary.  Moreover, Respondents (i) do not dispute that their answer and counterclaim to Claimants’ claim for overcharging of 2012 reclamation expenses acknowledge that GNP (through its employees) performed the 2012 reclamation work, invoiced Goldrich for the work, incurred additional costs for the work after 2012 (as calculated by Ronald Greisen), and that Goldrich is obligated to pay GNP--not NyacAU--for the reclamation work; (ii) acknowledge that GNP—not NyacAU—sent

Goldrich an invoice for the reclamation work in 2014; and (iii) do not dispute that the 2014 invoice came to Goldrich from GNP, not NyacAU.  Additionally, in arguing that the 2012 reclamation work was actually performed by NyacAU for the benefit of Goldrich, Respondents cite to their expert (Ron Greisen) report, which actually states that the work was performed by GNP.  Accordingly, the Partial Final Award shall be clarified to confirm that 2012 reclamation costs and expenses, plus interest thereon, are owed by Goldrich to GNP.

As to the amount owed, Claimants claim that the additional $48,096 in 2012 reclamation costs calculated by Ron Greisen, which concededly was never formally invoiced, should not be allowed, or, if allowed, should not be subject to any prejudgment interest, since these costs did not come to light until the arbitration hearing.  The first part of Claimants’ argument disregards the facts that when these costs were presented as part of Respondents’ damages claim, Claimants made no motion to strike or other objection to their inclusion, and had a full opportunity to defend the claim on its merits.  At the end of the day, the evidence was essentially undisputed that these additional costs/expenses had been incurred with respect to the 2012 reclamation work.  Accordingly, they are properly included as part of the damages award for the work.

However, Claimants objection to the assessment of prejudgment interest on the additional reclamation costs and expenses is well taken.  Since the additional costs and expenses presented by Mr. Greisen were not part of the 4/30/14 invoice, it would not be proper to assess prejudgment interest on such costs from that date, but rather, from the date of the Partial Final Award, which is when such costs and expenses first came to light. Accordingly, Goldrich is liable to GNP for prejudgment interest at 5% on additional costs of $48,096 only from the date of the Partial Final Award.

Certain of the indemnity clauses cited by Respondents do relate to the 2012 reclamation costs and expenses.  Both the Claims Lease and the Term Sheet provide that Goldrich’s parent, GMC, has an indemnity obligation to GNP and its Members for such costs/expenses.  The Claims Lease provides:

21.  GNP Disclosures and Indemnity.  Prior to the execution of this Lease, GMC disclosed information related to the following mining disputes:

. . .

e.Outstanding violation(s) of the General Permit 2006-1944 (collectively, the ''Matters'').

GMC will indemnify, defend and hold GNP and its members, Goldrich, NyacAU, and NyacAU's Affiliates harmless for any and all demands, claims, liabilities and expenses, including without limitation, attorneys' fees incurred by GNP, Goldrich or NyacAU related to or arising out of the Matters and GMC's mining interests, possession, operations, activities or inactivities, equipment, or personal property used or located on the Claims before and after the effective date of this Lease.”

Paragraph 35 of the Term Sheet, which is incorporated by reference into the Operating Agreement (Article 4.8), is a virtually identical provision.

Respondents claim that the indemnity provision obligates GMC (as Goldrich’s parent corporation) to directly indemnify NyacAU for the 2012 reclamation costs and expenses.  The provision clearly imposes an indemnity obligation on GMC with respect to such costs and expenses. However, the above evidence shows that the costs and expenses potentially covered by the indemnity clause were incurred by GNP (with

NyacAU acting on GNP’s behalf), and therefore are properly defined as GNP costs and expenses.  Thus, GMC’s indemnity obligation regarding the 2012 reclamation costs and expenses runs to GNP, not NyacAU.

Nonetheless, GMC’s indemnity obligation does have relevance to NyacAU’s role as Manager of the GNP liquidation.  Article 14.3 of the Operating Agreement gives NyacAU, as Manager, “full power and authority to sell, assign or encumber any or all of the Company’s [GNP’s] assets and to wind up and liquidate the affairs of the Company in an orderly and businesslike manner”.  Article 14.3.1, in turn, provides that payments from GNP’s assets of debts and liabilities owed to GNP’s creditors, “including debts and liabilities owed to the Members”, shall be given priority in the liquidation process.

GNP’s right to be indemnified by GMC for 2012 reclamation costs and expenses readily qualifies as a GNP “asset”, similar to an account receivable, which NyacAU has the right—if not the obligation—to pursue in order to pay off GNP’s debts and liabilities, including those owed by GNP under LOC 1.  Section 14.3.1, in turn, gives NyacAU, as a bonafide creditor of GNP having equal priority with other third-party creditors, the option to use any proceeds realized by GNP from GMC’s indemnity obligation to pay off that portion of LOC 1 which constitutes 2012 reclamation costs and expenses, along with interest thereon.

Claimants’ argument that the Panel has no jurisdiction to make any determination re the above indemnity clause because it was not specifically raised as a claim in the arbitration is not accurate.  The parties have given the Panel jurisdiction to oversee the dissolution and liquidation of GNP, which charges the Panel with insuring that the liquidation process is carried out in accordance with Article XIV of the Operating Agreement, and that the Manager exercises its duties and rights in that regard “consistent with the contractual obligation of good faith and fair dealing (Article 7.6).  These provisions jointly require the Manager to act with diligence in pursuing and transforming GNP’s assets, including GNP’s indemnity rights against GMC, into proceeds to pay off GNP creditors, including—if NyacAU so chooses--NyacAU itself.

The remaining arguments made by the parties to support their respective positions are either not persuasive or moot.  Claimants’

additional argument that an award of damages to NyacAU for 2012 reclamation costs and expenses would create a double recovery, under LOC 1 is mooted by the above analysis.  As to Respondents’ additional arguments, no evidence, including any invoice from NyacAU to Goldrich, was presented to show that NyacAU charged the 2012 reclamation expenses to GNP because Goldrich would not pay NyacAU directly.  Further, the lack of prompt payment by Goldrich of the 2014 invoice from GNP does not establish that Goldrich’s obligation actually ran to NyacAU.  Statements made by William Schara of Goldrich in 2014 and 2015 management meetings can possibly be interpreted as acknowledgements that Goldrich’s obligation for the 2012 reclamation costs and expenses were to NyacAU, but the statements are not definitive and do not correlate with the documentation which unambiguously shows that the parties identified such costs and expenses as GNP’s obligation.  Additionally, Respondents’ assertion that 2012 reclamation expenses were never intended to be part of LOC 1 financing is not reflected in the Operating Agreement.  Article 6.1 of the Agreement imposes a broad obligation on NyacAU to provide sufficient funding, through LOC 1, to “bring the placer gold at the Claims into Commercial Production”.  There is no exclusion of 2012 reclamation funding necessary for GNP to secure an Individual Mining Permit, which was essential for mining operations to commence in the first instance.  To the contrary, “Commercial Production” is defined solely in terms of meeting the “Minimum Production Requirement” (Article 2.2), which the parties agreed could be extended for up to one year if there were delays in procuring the Individual Permit (Article 7.3).  This language indicates that reclamation costs and expenses necessary to secure the Permit were contemplated to be part of LOC 1 funding.  There likewise is no contractual basis for Goldrich to have a 50% obligation to NyacAU for reclamation costs and expenses as an equitable matter; Article 6.1.1 gives NyacAU a 50% security interest in all placer gold from the Claims as collateral for repayment of 50% of LOC 1 financing, and, as stated above, GMC’s indemnity obligation to GNP for 2012 reclamation costs and expenses provides additional security.  Finally, Section 8.1 of the Operating Agreement does not provide GNP or NyacAU with additional indemnity protection.  Article

8.1 is an indemnity obligation of GNP to its Members with respect to defense or settlement costs for third party claims.

Accordingly, in response to the court’s directive, and consistent with the jurisdictional agreement of the parties, the Panel clarifies the Partial Final Award as follows:  (i) 2012 reclamation costs and expenses in the amount of $377,253, plus prejudgment interest on the sum of $329,157 at the rate of 5% from 4/30/14  are awarded against Goldrich to GNP; and (ii) prejudgment interest on $48,096 of such costs and expenses, calculated by Respondents’ expert, Ronald Greisen, is to run at 5% from the date of the Partial Final Award.

Additionally, apart from the clarification of the Partial Final Award,  and pursuant to its continuing jurisdiction over the dissolution and liquidation of GNP, the Panel rules that GMC has an indemnity obligation to GNP regarding the award for 2012 reclamation work under Section 21 of the Assignment of Claims Lease, Paragraph 35 of the Term Sheet and the Operating Agreement (by virtue of the incorporation of the Term Sheet indemnity provision in Article 4,8), and that  said indemnity obligation constitutes an asset of GNP, which may be accessed by  NyacAU to obtain funds to pay off GNP’s liability for 2012 reclamation work under LOC 1.

IT IS SO ORDERED.

Dated:

Jason M. Kettrick, Arbitrator

Thomas J. Brewer, Arbitrator

Fred G. Bennett, Panel Chair